Roth Capital Partners, LLC	Maxim Group LLC
888 San Clemente Drive	405 Lexington Avenue, 2nd Floor
Newport Beach, CA 92660	New York, NY 10174

August 6, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Brainstorm Cell Therapeutics Inc. (the “Company”)

Registration Statement on Form S-1 (File No. 333-186516)

Ladies and Gentlemen:

In connection with the above-captioned registration statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of the Company that the effective date of such registration statement be accelerated to 4:00 p.m. (New York Time) on Thursday, August 8, 2013, or as soon thereafter as practicable.

In making this request the undersigned acknowledges that it is aware of its obligations under the Act as they relate to the public offering of securities pursuant to the registration statement.

Very truly yours,

Roth Capital Partners, LLC		MAXIM GROUP LLC

By:	/s/ Aaron Gurewitz	By:	/s/ Eric Cheng
Name:	Aaron Gurewitz	Name:	Eric Cheng
Title:	Head of Equity Capital Markets	Title:	Managing Director